Exhibit 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2012 and 2011

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

KPMG LLP

1601 Market Street

Philadelphia, PA 19103-2499

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated financial statements of Worthington Armstrong Venture and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Worthington Armstrong Venture and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with U.S. generally accepted accounting principles.

Philadelphia, Pennsylvania

February 18, 2013

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2012 and 2011

(In thousands)

Assets	2012	2011
Current assets:
Cash and cash equivalents	$38,498	42,545
Accounts receivable, net	35,617	30,586
Receivables from affiliates	2,553	2,043
Inventory, net	35,716	38,834
Other current assets	958	1,030

Total current assets	113,342	115,038
Property, plant, and equipment, net	35,417	32,831
Goodwill	2,075	2,030
Other assets	986	1,343

Total assets	$151,820	151,242

Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable	$16,544	16,532
Accrued expenses	7,254	5,952
Taxes payable	1,091	1,310

Total current liabilities	24,889	23,794

Long-term liabilities:
Deferred income taxes	524	285
Long-term debt	238,000	237,000
Other long-term liabilities	4,673	4,701

Total long-term liabilities	243,197	241,986

Total liabilities	268,086	265,780

Partners’ deficit:
Contributed capital	—	—
Accumulated deficit	(113,329)	(110,835)
Accumulated other comprehensive loss	(2,937)	(3,703)

Total partners’ deficit	(116,266)	(114,538)

Total liabilities and partners’ deficit	$151,820	151,242

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income and Comprehensive

Income Years ended December 31, 2012, 2011, and 2010

(In thousands)

	2012	2011	2010
Net sales	$368,035	367,177	332,165
Cost of sales	(204,365)	(211,472)	(194,657)

Gross margin	163,670	155,705	137,508
Selling, general, and administrative expenses	(29,120)	(28,157)	(28,108)

	134,550	127,548	109,400
Other income (expense)	(428)	(133)	204
Interest income	689	620	33
Interest expense	(6,392)	(1,319)	(1,398)

Income before income tax expense	128,419	126,716	108,239
Income tax expense	(2,913)	(2,991)	(2,430)

Net income	125,506	123,725	105,809

Other comprehensive income (loss), net of tax:
Change in pension plan	(87)	(919)	(560)
Foreign currency adjustments	853	(1,379)	(2,452)

Total other comprehensive income (loss)	766	(2,298)	(3,012)

Total comprehensive income	$126,272	121,427	102,797

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2012, 2011, and 2010

(In thousands)

	Contributed capital
	Armstrong Ventures, Inc.	The Worthington Steel Company	Accumulated deficit	Accumulated other comprehensive income (loss)	Total partners’ deficit
Balance, December 31, 2009	$—	—	(27,339)	1,607	(25,732)
Net income	—	—	105,809	—	105,809
Distributions	—	—	(105,530)	—	(105,530)
Change in pension plan	—	—	—	(560)	(560)
Foreign currency translation adjustments	—	—	—	(2,452)	(2,452)

Balance, December 31, 2010	—	—	(27,060)	(1,405)	(28,465)
Net income	—	—	123,725	—	123,725
Distributions	—	—	(207,500)	—	(207,500)
Change in pension plan	—	—	—	(919)	(919)
Foreign currency translation adjustments	—	—	—	(1,379)	(1,379)

Balance, December 31, 2011	—	—	(110,835)	(3,703)	(114,538)
Net income	—	—	125,506	—	125,506
Distributions	—	—	(128,000)	—	(128,000)
Change in pension plan	—	—	—	(87)	(87)
Foreign currency translation adjustments	—	—	—	853	853

Balance, December 31, 2012	$—	—	(113,329)	(2,937)	(116,266)

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011, and 2010

(In thousands)

	2012	2011	2010
Cash flows from operating activities:
Net income	$125,506	123,725	105,809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,006	4,057	3,909
Deferred income taxes	281	292	61
Changes in assets and liabilities:
Change in accounts receivable	(5,333)	(2,024)	(3,145)
Change in inventory	3,351	(3,831)	(4,187)
Change in accounts payable and accrued expenses	1,297	2,121	4,553
Other	(408)	(1,007)	945

Net cash provided by operating activities	128,700	123,333	107,945

Cash flows from investing activities:
Purchases of property, plant, and equipment	(6,628)	(4,331)	(3,802)
Sale of property, plant, and equipment	70	161	31

Net cash used in investing activities	(6,558)	(4,170)	(3,771)

Cash flows from financing activities:
Proceeds from revolving credit facility	139,500	187,000	—
Issuance of long-term debt	—	50,000	—
Repayment of revolving line of credit	(138,500)	(150,000)	—
Financing cost	—	(1,189)	—
Distributions paid	(128,000)	(207,500)	(105,530)

Net cash used in financing activities	(127,000)	(121,689)	(105,530)

Effect of exchange rate changes on cash and cash equivalents	811	(462)	(1,908)

Net decrease in cash and cash equivalents	(4,047)	(2,988)	(3,264)
Cash and cash equivalents at beginning of year	42,545	45,533	48,797

Cash and cash equivalents at end of year	$38,498	42,545	45,533

Supplemental disclosures:
Interest paid	$6,309	1,131	1,376
Income taxes paid	2,760	3,094	1,134

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

(1)	Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, the People’s Republic of China, and India.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and goodwill, valuation allowances for receivables and inventories, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

(b)	Revenue Recognition

The Company recognizes revenue from the sale of products when title transfers, generally on the date of shipment and collection of the relevant receivable is probable. At the time of shipment, a provision is made for estimated applicable discounts and losses that reduce revenue. Sales with independent U.S. distributors of products to major home center retailers are recorded when the products are shipped from the distributor’s locations to these retailers.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income and comprehensive income.

(c)	Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $951, $744, and $867 for the years ended December 31, 2012, 2011, and 2010, respectively.

(d)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $3,185, $3,276, and $3,442 for the years ended December 31, 2012, 2011, and 2010, respectively.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

(e)	Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. Deferred income tax assets and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in future years based upon differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f)	Cash and Cash Equivalents

Short-term cash investments that have original maturities of three months or less when purchased are considered to be cash equivalents.

(g)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(h)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

(i)	Long-Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(j)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

The impairment tests performed in 2012, 2011, and 2010 did not result in an impairment of the Company’s goodwill.

(k)	Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in other income, net in the accompanying consolidated statements of income. Gains and losses on foreign currency translation are recognized in accumulated other comprehensive income in the accompanying consolidated balance sheets.

(3)	Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $946, and $1,031 at December 31, 2012 and 2011, respectively.

(4)	Inventory

	2012	2011
Finished goods	$13,900	16,159
Goods in process	50	91
Raw materials	17,820	19,284
Supplies	3,946	3,300

Total inventories	$35,716	38,834

(5)	Property, Plant, and Equipment

	2012	2011
Land	$1,806	1,809
Buildings	16,903	16,779
Machinery and equipment	76,625	74,856
Computer software	1,005	1,033
Construction in process	4,956	2,920

	101,295	97,397
Accumulated depreciation and amortization	(65,878)	(64,566)

Total property, plant, and equipment, net	$35,417	32,831

Depreciation and amortization expense was $4,006, $4,057, and $3,909 for the years ended December 31, 2012, 2011, and 2010, respectively.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

(6)	Goodwill

Goodwill increased (decreased) by $45, $(23), and $(192) during 2012, 2011, and 2010, respectively, due to foreign currency translation.

(7)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments. The carrying value and estimated fair value of debt was $238,000 and $241,700, respectively, at December 31, 2012. The carrying value and estimated fair value of debt was $237,000 and $237,000, respectively, at December 31, 2011.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

Assets measured at fair value on a recurring basis are summarized below:

	Quoted active markets (Level 1)
	2012	2011
Assets:
Money market investments (included within cash and cash equivalents)	$18,363	19,433

	$18,363	19,433

The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 2 or 3 inputs.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

(8)	Debt

The Company has a $225,000 revolving credit facility (Facility) with PNC Bank and other lenders that expires in December 2014. As of December 31, 2012 and 2011, there was $188,000 and $187,000, respectively, outstanding under the Facility. The Company can borrow at rates with a range over LIBOR of 1.25% to 2.00%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2012 and 2011, the rate was 1.96% and 2.05%, respectively.

On December 23, 2011, the Company issued $50,000 of 10-year private placement notes (Senior Notes) with Prudential Insurance Company that mature in December 2021. At December 31, 2012 and 2011, there was $50,000 outstanding on the 10-year notes. The Senior Notes bear interest at 4.9% that is paid on a quarterly basis.

The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years ended and as of December 31, 2012 and 2011.

(9)	Pension Benefit Programs

The Company contributes to the Worthington Industries Deferred Profit Sharing Plan for eligible U.S. employees. Cost for this plan was $1,106, $1,053, and $868 for 2012, 2011, and 2010, respectively.

The Company contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $488, $415, and $356 for 2012, 2011, and 2010, respectively.

The Company also has a U.S. defined benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan.

The following table sets forth the defined benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2012 and 2011:

	2012	2011
Projected benefit obligation at beginning of year	$9,917	9,081
Interest cost	422	468
Actuarial loss	459	1,018
Benefits paid	(641)	(650)

Projected benefit obligation at end of year	$10,157	9,917

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

	2012	2011
Benefit obligation at December 31	$10,157	9,917
Fair value of plan assets as of December 31	6,815	5,853

Funded status at end of year	$(3,342)	(4,064)

Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$(3,342)	(4,064)
Accumulated other comprehensive loss	5,411	5,324

Net amount recognized	$2,069	1,260

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.

The components of net periodic benefit cost (benefit) are as follows:

	2012	2011	2010
Interest cost	$422	468	503
Expected return on plan assets	(438)	(399)	(430)
Recognized net actuarial loss	302	264	238

Net periodic benefit cost	$286	333	311

The accumulated benefit obligation for the U.S. defined benefit plan was $10,157 and $9,917 at December 31, 2012 and 2011, respectively.

The unrecognized net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $195.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2012 and 2011 are as follows:

	2012	2011
Weighted average assumptions for the year ended December 31:
Discount rate	4.40%	5.30%
Expected long-term rate of return on plan assets	8.00	8.00
Weighted average assumptions as of December 31:
Discount rate	4.00%	4.40%
Expected long-term rate of return on plan assets	7.25	8.00

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in note 7 – Fair Value of Financial Instruments.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

The U.S. defined benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2012 and 2011, respectively:

		2012
		Fair value based on
	Fair value	Quoted active markets (Level 1)	Observable inputs (Level 2)
Investment:
Cash and money market funds	$747	747	—
Corporate bonds	751	—	751
U.S. government and agency issues	588	—	588
Common stocks	4,729	4,729	—

	$6,815	5,476	1,339

		2011
		Fair value based on
	Fair value	Quoted active markets (Level 1)	Observable inputs (Level 2)
Investment:
Cash and money market funds	$568	568	—
Corporate bonds	720	—	720
U.S. government and agency issues	580	—	580
Common stocks	3,985	3,985	—

	$5,853	4,553	1,300

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

Corporate bonds and U.S. government and agency issues: Consist of investments in individual corporate bonds or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, that may also incorporate available trade and bid/ask spread data where available.

Common stocks: Consist of investments in common stocks that are valued at the closing price reported on the active market on which the individual security is traded.

In developing the 8.00% expected long-term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long-term inflation assumptions.

The primary investment objective of the defined benefit pension plan is to achieve long-term growth of capital in excess of 8.00% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprising equities, fixed income, and cash investments.

Each asset class utilized by the defined benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2012 and 2011 position:

		Position at December 31
	Target weight	2012	2011
Equity securities	65%	69%	68%
Fixed income securities	35	20	22
Cash and equivalents	—	11	10

The Company made contributions of $1,096, $632, and $333 to the U.S. defined benefit pension plan in 2012, 2011, and 2010, respectively. The Company expects to contribute $906 to the plan in 2013.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year ending December 31:
2013	$645
2014	640
2015	640
2016	635
2017	635
2018 – 2022	2,975

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2012.

(10)	Income Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. Therefore, no income tax provision

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements. No deferred taxes, including withholding taxes, have been provided on the unremitted earnings of foreign subsidiaries as the Company’s intention is to invest these earnings permanently.

Deferred tax balances recorded on the balance sheets relate primarily to depreciation, tax-deductible goodwill, and accrued expenses. In 2012, the provision for income tax expense (benefit) was $2,913 comprising $2,784 current and $129 deferred. In 2011, the provision for income tax expense (benefit) was $2,991 comprising $2,870 current and $121 deferred. In 2010, the provision for income tax expense (benefit) was $2,430 comprising $2,446 current and ($16) deferred.

The Company is open for tax examination by foreign taxing authorities for various jurisdictions from 2006-2010. There is no reserve related to these tax years.

(11)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense during 2012, 2011, and 2010 amounted to $2,521, $2,393, and $2,458, respectively.

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2013	$2,647
2014	2,305
2015	2,134
2016	2,100
2017	2,100
Thereafter	7,868

Total	$19,154

(12)	Accumulated Other Comprehensive Income

The balances for accumulated other comprehensive income are as follows:

	2012	2011
Foreign currency translation	$2,474	1,621
Change in pension plan	(5,411)	(5,324)

Total accumulated other comprehensive loss	$(2,937)	(3,703)

(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In thousands)

(13)	Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to the customer.

	2012	2011	2010
Services provided by Armstrong	$14,575	14,998	15,158
Sales to Armstrong	89,299	93,043	78,526

No amounts were owed to Armstrong as of December 31, 2012 or 2011. Armstrong owed the Company $2,553 and $2,043 for purchases of product as of the same periods, respectively. Worthington provides certain administrative processing services, steel processing services, and insurance-related coverages to the Company for which it receives reimbursement.

	2012	2011	2010
Administrative services by Worthington	$464	464	432
Insurance-related coverage net of premiums by Worthington	647	509	585
Steel processing services by Worthington	1,590	1,626	1,619

The Company owed $752 and $778 to Worthington as of December 31, 2012 and 2011, respectively, which are included in accounts payable.

(14)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(15)	Business and Credit Concentrations

Approximately 15% and 16% of net sales were to the Company’s largest third-party customer for 2012 and 2011, respectively. The Company’s ten largest third–party customer’s accounted for approximately 42% and 42% of the Company’s net sales for 2012 and 2011, respectively, and approximately 40% and 45% of the Company’s accounts receivable balances at December 31, 2012 and 2011, respectively. See note 13 for sales to and amounts owed to the Company from Armstrong.

(16)	Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 18, 2013.